Mail Stop 3561

								            April 28, 2006

Mr. Robert M. Plante
Vice President and Chief Financial Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

		RE:	Suburban Propane Partners, L.P.
			Form 10-K for Fiscal Year Ended September 24, 2005
			Filed December 5, 2005
Form 10-Q for Fiscal Quarter Ended December 24, 2005
			File No. 1-14222

Dear Mr. Plante:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended September 24, 2005

Selected Financial Data, page 12

1. Based on your disclosures here and elsewhere throughout the document, we note that you are presenting EBITDA as a measure of your liquidity.  In future filings please revise your disclosures here
and
each place where EBITDA is presented to comply with Item 10(e) of Regulation S-K as follows:
a. Because the measure you present is calculated differently than EBITDA as defined in SEC Release No. 33-8176, please re-characterize the measure as Adjusted EBITDA, or use an otherwise appropriate label. In this regard, you have adjusted GAAP net income to exclude not only interest, taxes, depreciation and amortization, but also loss on debt extinguishment. Refer to Question 14 of our Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov (the Non-GAAP FAQ).
b. Disclose the additional purposes, if any, for which you use the
non-GAAP financial measure.   Refer to Item 10(e)(1)(i)(D) of
Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results..., page 15

Contractual Obligations, page 33

2. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued
December 19, 2003 available at www.sec.gov.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2.  Summary of Significant Accounting Policies, page F-9

Derivative Instruments and Hedging Activities, page F-9

3. Please tell us how you justify classifying unrealized gains and losses on derivative instruments that are not designated as hedges as operating expenses and later reclassifying realized gains and losses to cost of products sold. Please tell us the dollar impact on operating expenses and cost of products sold for all periods presented. We do not believe that the presentation of unrealized gains and losses in one income statement line item with reclassification of realized gains and losses to another income statement line item is appropriate. Refer to paragraphs 238 and 349-
350 in the Basis for Conclusions to SFAS 133.

Long-Lived Assets, page F-10

4. Tanks and cylinders constitute the majority of your equipment balance. You disclose that equipment is being depreciated over periods ranging from 3 to 40 years. Please disclose in greater detail the periods over which each of your primary categories of tanks and cylinders are being depreciated consistent with your response to comment 44 in your letter to us dated May 20, 2003. Show us how your revised disclosures will read in future filings.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. Robert M. Plante
Suburban Propane Partners, L.P.
April 28, 2006
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